Exhibit 99.5

Board Change

Simon Batey to leave United Utilities

Simon Batey, Group Finance Director, has indicated that he has taken the decision to leave United Utilities in 2006 after six years in the role. He has agreed a leaving date of 31 July 2006, after the conclusion of the year-end financial reporting and the AGM.

Sir Richard Evans, Chairman, said:

“Simon has made an outstanding contribution and will leave United Utilities in a stronger position than when he arrived.

He has established a firm financial foundation for the company and was the architect of the innovative two stage rights issue which raised £1bn for investment in the business. He has worked closely and successfully with John Roberts, Chief Executive, on strategic and operational matters.

The search for a replacement is under way and we are pleased that Simon will stay until the Summer to see his successor into the role.

On behalf of the Board and all his colleagues, I thank Simon for all he has done for the company and wish him well in the future.”

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For further information please contact:

Evelyn Brodie – Head of Corporate and Financial Communications +44 (0)20 7307 0309.

Darren Jameson – Investor Relations Manager +44 (0) 1925 237033

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".